

June 29, 2009

**By Facsimile ((206) 370-6199) and U.S. Mail**

Chris K. Visser, Esq.
K&L Gates LLP
925 Fourth Avenue, Suite 2900
Seattle, WA  98104

> **Re:** **Zumiez Inc.**
> **Schedule TO-I**
> **Filed June 22, 2009**
> **File No. 005-81394**

Dear Mr. Visser:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Offer to Exchange**
Summary Term Sheet, page 1

1.    We note in Q28 that you will announce an extension no later than 10 a.m., Pacific, on the next business day after the stated expiration date.  Please revise your disclosure here and on page 25 to comply with Rule 14e-1(d), which requires such extension announcement to be made no later than 9 a.m. Eastern time on the required date.

Conditions of the Exchange Offer, page 15

2.    We note your disclosure that you may assert a condition regardless of whether it results from "any action or omission by" you.  A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the

direct or indirect control of the bidder. Thus, please amend the first paragraph on page 15 and the last paragraph on page 17 ("…regardless of the circumstances giving rise to them…") to exclude your explicit and implicit references to actions or omission to act by the company.

3.      Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

4.      We also note the language in the last paragraph in this section that the company's "failure at any time to exercise any of these rights will not be deemed a waiver of any such rights." If an event triggers a listed offer condition, and the company determines to proceed with the offer anyway, it has waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible options how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Information Concerning Us; Financial Information, page 21

5.      It appears you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A. We note, however, that you have not provided the summary information required by Item 1010(c) of Regulation M-A. Please revise to provide that disclosure or your analysis as to why such disclosure is not necessary.

Material U.S. Federal Income Tax Consequences, page 24

6.      Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

Closing Information

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since you are in possession of all facts relating to the company's disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,


Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions